Exhibit 99.1

UTZ BRANDS REMINDS INVESTORS OF
REDEMPTION OF WARRANTS

Hanover, PA – January 11, 2021 – Utz Brands, Inc. (NYSE: UTZ) (“Utz” or the “Company”), announced that as of January 8, 2021, approximately 11.4 million public warrants and forward purchase warrants (the “Redeemable Warrants”) had been exercised. As previously announced on December 14, 2020, the Company provided notice to the holders of the Redeemable Warrants that their warrants will be redeemed in accordance with the terms of such Redeemable Warrants on January 14, 2021.
As a courtesy, the Company would like to remind any remaining holders of Redeemable Warrants that if the remaining approximately 4.4 million Redeemable Warrants are not exercised prior to January 14, 2021, they will be redeemed on that date at the redemption price of $0.01 per warrant.
Questions concerning redemption and exercise of such Redeemable Warrants can be directed to Continental Stock Transfer & Trust Company, our Warrant Agent, at (212) 509-4000.
For a copy of the notice of redemption sent on December 15, 2020 to the holders of such Redeemable Warrants, please visit our investor relations website at https://investors.utzsnacks.com/investors/default.aspx.
No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
About Utz Brands, Inc.
Utz manufactures a diverse portfolio of savory snacks under popular brands including Utz®, On The Border®, Zapp’s®, Golden Flake®, Good Health®, Boulder Canyon®, Hawaiian® Brand, and Tortiyahs! ® among others.
After nearly a century with strong family heritage, Utz continues to have a passion for exciting and delighting consumers with delicious snack foods made from top-quality ingredients. Utz’s products are distributed nationally and internationally through grocery, mass merchant, club, convenience, drug and other channels.  Based in Hanover, Pennsylvania, Utz operates fourteen facilities located in Pennsylvania, Alabama, Arizona, Illinois, Indiana, Louisiana, Washington, and Massachusetts. For more information, please visit www.utzsnacks.com or call 1-800-FOR-SNAX.
Media Contacts
Marie Espinel, Katie Lewis or Hannah Arnold
The LAKPR Group
mespinel@lakpr.com, klewis@lakpr.com or harnold@lakpr.com
Investor Contact
Kevin Powers
Utz Brands, Inc.
kpowers@utzsnacks.com
704-451-2628